

Mail Stop 3720

September 14, 2017

Lisa C. Im
Chief Executive Officer
Performant Financial Corporation
333 North Canyons Parkway
Livermore, California 94551

> **Re:** **Performant Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed September 11, 2017**
> **File No. 333-220423**

Dear Ms. Im:

This is to advise you that we have not reviewed, and will not review, your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Blair White, Esq.